Exhibit 99.1

500.com Limited Receives 356.04342 Bitcoins and Announces Closing of Private Placement

SHENZHEN, China, February 23, 2021 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) ("500.com" or the "Company"), a China-based enterprise committed to developing cryptocurrency mining businesses, today announced the closing of its previously announced private placement transaction pursuant to the definitive share subscription agreement with Good Luck Information Technology Co., Limited ("Good Luck Information") entered into on December 21, 2020. The Company has received 356.04342 Bitcoins and US$11.5 million in cash from Good Luck Information, and the Company has issued 85,572,963 newly issued Class A ordinary shares to Good Luck Information.

The 356.04342 Bitcoins is the equivalent of US$11.5 million at the Bitcoin to U.S. dollars exchange rate fixed on January 21, 2021 at US$32,326.29 to one Bitcoin.

About 500.com Limited

500.com Limited (NYSE: WBAI) is committed to becoming a leading cryptocurrency mining enterprise in China. Since announcing its entry into the cryptocurrency industry in December 2020, the Company has entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), and (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company (“BitDeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”), to unfurl a comprehensive approach to cryptocurrency mining. 500.com Limited also was the first company in China to provide online lottery sales agent services, and was one of two enterprises approved by China’s Ministry of Finance to engage in the online sports lottery sales agent business on a trial basis.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Ms. Danni Zheng

Head of Investor Relations

Phone: +86 755 8633 8005